May 22, 2025
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re: Cousins Properties Incorporated
Form 10-K For the Fiscal Year Ended December 31, 2024
Filed February 6, 2025
File No. 001-11312

Ladies/Gentlemen:
The following information is in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) set forth in the letter dated May 12, 2025.
Form 10-K For the Fiscal Year Ended December 31, 2024
Properties, page 21
1.Comment: We note you disclose total annualized rent on page 22. Please tell us and revise future filings to disclose your average effective annual rent per square foot and add footnote disclosure to clarify how the average effective rent takes into account all tenant concessions, not just free rent. We note you disclose the weighted average net effective rent per square foot for new or renewed non-amenity leases in 2024 on page 29.
Response: In future filings, we will add disclosure comparable to the following to the end of our Item 2, Properties disclosure.
“A calculation of our office portfolio’s average effective annual rent per square foot as of December 31, 2024 and 2023 is as follows:

	As of December 31,
	2024	2023

In-place gross rent (1)	$47.94	$46.95
Net free rent (2)	(2.39)	(1.75)
Leasing commissions (3)	(2.20)	(2.05)
Tenant improvements (3)	(5.75)	(5.06)
Total leasing costs	(10.34)	(8.86)
Average effective annual rent	$37.60	$38.09

(1)	In-place gross rent equals the annualized cash rent including the tenant's share of estimated operating expenses, if applicable, as of the end of the period divided by occupied square feet. If the tenant is in a free rent period, annualized rent represents the annualized contractual rent the tenant will pay in the first month it is required to pay full cash rent.

(2)	Annualized cost on a per square foot basis of leases in a free rent period as of the end of the period.
(3)	Annual cost of commissions and tenant improvements on a per square foot basis generally incurred within a year of lease execution, most of which have been paid in full.

May 22, 2025

2.Comment: We note the references in this section and in your MD&A to your properties being stabilized. In future Exchange Act periodic reports, please tell us what management considers in determining whether a property is not yet stabilized.
Response: In future filings, we will add the following sentence to the end of our first paragraph in the Rental Property Revenues, Rental Property Operating Expenses, and Net Operating Income section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.
“We consider many factors in determining whether a property has stabilized, including the property’s occupancy (independently and relative to its submarket) and current leasing pipeline, as well as time since the cessation of major construction activity.”

May 22, 2025

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
3.Comment: We note your disclosure on page 29 that the weighted average net effective rent per square foot, representing base rent excluding operating expense reimbursements and leasing costs, for new or renewed non-amenity leases with terms greater than one year signed in 2024, was $28.17 per square foot. In future Exchange Act periodic reports, please discuss leasing results for the prior period, including the amount of leases that were new leases compared to renewal leases, and the amount of leases that were not renewed. Additionally, this disclosure should include a discussion of tenant improvement costs, leasing commissions, and tenant concessions. Further, please quantitatively discuss the relationship between expiring rents and current market rents.
Response: In future filings we will add a discussion and table comparable to those below to the Rental Property Revenues, Rental Property Operating Expenses, and Net Operating Income section of Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.
“The details of our office leasing activity, including the components of net effective rent per square foot, for the years ended December 31, 2024 and 2023, are as follows:

	Year Ended December 31, 2024
	New	Renewal	Expansion	Total
Net leased square feet (1)	1,200,044	612,763	206,827	2,019,634
Number of transactions	78	57	22	157
Lease term in years (2)	8.3	7.0	8.6	7.9

Net effective rent calculation (per square foot per year) (2)
Net annualized rent (3)	$42.80	$35.86	$33.75	$39.77
Net free rent	(1.84)	(2.20)	(1.98)	(1.97)
Leasing commissions	(3.09)	(2.32)	(2.67)	(2.81)
Tenant improvements	(7.37)	(5.18)	(8.51)	(6.82)
Total leasing costs	(12.30)	(9.70)	(13.16)	(11.60)
Net effective rent	$30.50	$26.16	$20.59	$28.17

Second generation leased square footage (4)				1,405,400
Increase in straight-line basis second generation net rent per square foot (5)				28.2%
Increase in cash-basis second generation net rent per square foot (6)				8.5%

May 22, 2025

	Year Ended December 31, 2023
	New	Renewal	Expansion	Total
Net leased square feet (1)	691,987	812,096	189,834	1,693,917
Number of transactions	62	59	19	140
Lease term in years (2)	8.9	6.9	5.0	7.5

Net effective rent calculation (per square foot per year) (2)
Net annualized rent (3)	$38.17	$32.53	$35.91	$35.15
Net free rent	(2.40)	(2.47)	(0.82)	(2.25)
Leasing commissions	(2.99)	(2.51)	(1.81)	(2.62)
Tenant improvements	(8.02)	(4.38)	(3.49)	(5.72)
Total leasing costs	(13.41)	(9.36)	(6.12)	(10.59)
Net effective rent	$24.76	$23.17	$29.79	$24.56

Second generation leased square footage (4)				1,192,581
Increase in straight-line basis second generation net rent per square foot (5)				20.2%
Increase in cash-basis second generation net rent per square foot (6)				5.8%

(1)	Comprised of total square feet leased, unadjusted for ownership share and excluding apartment leasing. Also excludes leases approximately one year or less, along with leases for retail, amenity, storage, and intercompany space.
(2)	Weighted average of net leased square feet.
(3)	Straight-line net rent per square foot (operating expense reimbursements deducted from gross leases) over the lease term, prior to any deductions for leasing costs.
(4)	Second generation leases exclude leases executed for spaces that were vacant upon acquisition, new leases in development properties, percentage rent leases, and leases for spaces that have been vacant for one year or more.
(5)	Increase in second generation straight-line basis net annualized rent on a weighted average basis.
(6)	Increase in second generation net cash rent at the end of the term paid by the prior tenant compared to net cash rent at the beginning of the term (after any free rent period) paid by the current tenant on a weighted average basis. For early renewals, the final net cash rent paid under the original lease is compared to the first net cash rent paid under the terms of the renewal. Net cash rent is net of any recovery of operating expenses but prior to any deductions for leasing costs.
Our office portfolio was 91.6% leased as of December 31, 2024, up from 90.9% leased as of December 31, 2023, which is inclusive of 2.0 million and 1.7 million square feet of new, renewal, and expansion leases executed in 2024 and 2023, respectively, and 488,000 and 610,000 square feet of leases expiring without renewal in 2024 and 2023, respectively.”

May 22, 2025

4.Comment: We note the disclosure on page 30 regarding how you recognize revenue when the lease provides the tenant with an extension or early termination option. Please tell us and revise future filings to clarify the percentage of your occupied properties that have tenants with early termination provisions and discuss the impact to you from tenants exercising such provisions, including the number of tenants that have exercised that provision over the past two years and the amount of impacted square footage.
Response: In future filings, we will add a comparable disclosure to the following to the end of our Revenue Recognition discussion on page 30:
“Leases representing 32% and 27% of the square footage of our occupied portfolio as of December 31, 2024 and 2023, respectively, had early termination options at some point in their lease terms, all of which require a fee for early termination. During the years ended December 31, 2024 and 2023, three and one tenants representing 170,000 and 43,000 square feet, respectively, exercised early termination options in their leases. The early termination fee recognized in rental property revenues on these leases during the years ended December 31, 2024 and 2023 was $2.5 million and $1.0 million, respectively.”
5.Comment: We note your goal of maintaining a portfolio of newer and more efficient properties and that your portfolio consists primarily of lifestyle office buildings. Please clarify what you mean by newer and more efficient properties and lifestyle office buildings. Please tell us, and in future filings, please clarify, if the type of property or office building is impacting your ability to renew leases, or obtain new tenants, and the impact on leasing costs associated with renewing or re-letting a particular space.
Response: We look to the age of original development or, if applicable, most recent substantial redevelopment to determine whether a building in our portfolio is “newer” than average, and we look to Energy Star certifications to determine whether a building is “more efficient” than average. Whether a building is a lifestyle office building is determined by weighing a variety of characteristics that we have determined are valuable and attractive to customers. Each of these is discussed in more detail below. However, there is no industry-wide standard for classifying office properties of the kind the Company develops, owns and operates, and other companies may define the terms “newer,” “more efficient,” and “lifestyle office” differently.
Newer properties
We recognize that office properties will require future capital expenditures to enhance value and functionality, including replacing or upgrading of building systems. Additionally, over time the aesthetics of common areas, including lobbies, elevators, and bathrooms, will be seen as dated, and these may be replaced or upgraded to enhance their appeal. Such replacements and upgrades may be part of a substantial renovation which results in an older building being more competitive with more newly constructed buildings. Buildings which were recently built, or which have recently undergone a substantial renovation, are expected to have a longer useful life for their systems and common areas and accordingly it is expected that additional capital expenditures for those systems and common areas should be lower than for buildings which are older (or for which the last substantial renovation was many years prior). As of December 31, 2024, more than 30% of our portfolio square footage was built or underwent a substantial renovation during the prior 5 years, and more than 55% of our portfolio square footage was built or underwent a substantial renovation during the prior 15 years. Additionally, as of December 31, 2024, the average age of the buildings in our portfolio is 14 years, using the date of the most recent substantial renovation for buildings where applicable.

May 22, 2025

More Efficient
Efficiency in energy consumption generally results in lower greenhouse gas emissions and lower energy bills for the landlord and tenant (in each case, compared to otherwise similarly situated buildings with higher energy consumption). We track the energy consumption data for each building in our portfolio through the Environmental Protection Agency’s (EPA’s) Energy Star Portfolio Manager. For 2024, 53 of our buildings, reflecting 95% of our portfolio eligible square footage, had received the Energy Star Certification, which is issued by the EPA and indicates that a building uses less energy than 75% of similar buildings nationwide.
Lifestyle
The real estate industry has generally divided office buildings into class definitions (e.g., Class A, B, or C) representing a subjective quality rating. According to the Building Owners and Managers Association (BOMA), which is a trade association and credential provider in the commercial real estate industry, a combination of factors – including rent, building finishes, system standards and efficiency, building amenities, location/accessibility, and market perception – have been used as relative measures in grouping office buildings into a particular Class. However, unlike other ratings systems employed in the real estate industry that use objective criteria, there is no single list of objective factors that can be applied in a “checklist fashion” or plugged into a quantitative formula to produce a widely understood classification for office buildings.
Customers have increasingly sought to prioritize office buildings that offer an experience to their employees that is competitive to the experience they enjoy while working remotely to improve recruitment, retention and company culture. These preferred buildings are located in desirable submarkets in vibrant and dynamic neighborhoods, have high-quality finishes, and have on-site building management and security. Additionally, these preferred buildings are generally considered to reflect sustainability priorities in operations, including maintaining LEED or comparable sustainability ratings, having high efficiency in their energy consumption (as evidenced by Energy Star certifications) and bearing evidence of design and operational strategies to address a broad range of health behaviors and risks (such as the Fitwel certifications). In addition to these characteristics, customers prefer proximate amenities including restaurant offerings on-site or within walking distance, interior and exterior gathering spaces, fitness centers, on-site bicycle storage, on-site electric vehicle charging stations, and nearby transit options. Based on our leasing experience, including the stated preferences of existing and prospective tenants and other anecdotes, we believe the phrase “lifestyle office” most accurately captures this mix of characteristics (although there is not a requirement that all characteristics be present in the same building), and that it serves to distinguish those buildings from other properties.
In future filings, we will add disclosure to Item 1, Business of our Form 10-K that is comparable to the below updated disclosure for December 31, 2024.
“We consider “lifestyle offices” to be well-located buildings that are modern structures or have been modernized to compete with newer buildings, are professionally managed and maintained, and offer a number and type of amenities that are in high demand by customers that are focused on the importance of the physical work environment in recruiting and retaining employees. We believe our “lifestyle office” portfolio improves our ability to renew leases and obtain new customers which results in consistently higher occupancy than the remainder of the offices buildings in our markets. We do not consider the expression “lifestyle office” a classification of our properties in accordance with any standard listing criteria in the real estate industry. We, therefore, caution investors that our use and definition of “lifestyle office” may be different than the use and definition of similar expressions and traditional classifications that may be used by other companies.”

May 22, 2025

Please contact me at 404-407-1116 with further questions concerning this letter.
Sincerely,
/s/ Gregg D. Adzema
Gregg D. Adzema
Executive Vice President and Chief Financial Officer